UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G


Under the Securities Exchange Act of 1934

(Amendment No. 4)*



DATA I/O

COMMON STOCK

CUSIP Number:  237690102

December 31, 1999
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is field:
	x	Rule 13d-1(b)
		Rule 13d-1(c)
		Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on his form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

 1.	NAME OF REPORTING PERSON
	S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

		The Killen Group, Inc.
		IRS #23-2213851

 2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)
	(b)

 3.	SEC USE ONLY

 4.	CITIZENSHIP OR PLACE OF ORGANIZATION
		Incorporated in the Commonwealth of Pennsylvania

NUMBER OF		5.	SOLE VOTING POWER			248,855
SHARES
BENEFICIALLY	6.	SHARE VOTING POWER
OWNED BY
EACH			7.	SOLE DISPOSITIVE POWER		378,213
REPORTING
PERSON		8.	SHARED DISPOSITIVE POWER
WITH:

 9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
		378,213

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		5.2%

12.	TYPE OF REPORTING PERSON*
		I

1.	NAME OF REPORTING PERSON
	S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

		Robert E. Killen
		SS # ###-##-####

 2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)
	(b)

 3.	SEC USE ONLY

 4.	CITIZENSHIP OR PLACE OF ORGANIZATION
		Citizen of USA


NUMBER OF		5.	SOLE VOTING POWER			2,000
SHARES
BENEFICIALLY	6.	SHARE VOTING POWER
OWNED BY
EACH			7.	SOLE DISPOSITIVE POWER		2,000
REPORTING
PERSON		8.	SHARED DISPOSITIVE POWER
WITH:


 9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
		2,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		0.03%

12.	TYPE OF REPORTING PERSON*
		I

Item 1.
	(a)	The Issuer is DATA I/O.
	(b)	The Issuer's principal offices are located at 10525 Willows
Road, NE., P. O. Box 97046, Redmond,
		WA  98073-9746.

Item 2.
	The Killen Group, Inc.
	(a)	The Killen Group, Inc. is a person filing this report.
	(b)	The Killen Group's address is 1189 Lancaster Avenue, Berwyn,
Pa  19312.
	(c)	The Killen Group is a corporation incorporated under the laws of the Commonwealth of Pennsylvania.
	(d)	This filing pertains to the common stock of the Issuer.
	(e)	The CUSIP number for the common stock is 237690102.
	Robert E. Killen
	(a)	Robert E. Killen is a person filing this report.
	(b)	Mr. Killen's business address is 1199 Lancaster Avenue,
Berwyn, PA  19312
	(c)	Mr. Killen is a citizen of the U.S.A.
	(d)	The filing pertains to the common stock of the Issuer.
	(e)	The CUSIP number for the common stock is 237690102.

Item 3.
	The Killen group, Inc. is an Investment Adviser registered under section 203 of the Investment Adviser Act of 1940.
	Robert E. Killen is the Chairman, CEO, and sole shareholder of the Killen Group, Inc.

Item 4.
	The Killen Group
	(a)	The Killen Group is the beneficial owner of 378,213 shares of the Issuer's common stock.
	(b)	The amount owned by The Killen Group is 5.2% of the shares
outstanding.
	(c)	(i)	The Killen Group has the sole power to vote or to
direct the vote of 248,855 shares of common stock.
		(iii)	The Killen Group has the sole power to dispose or to direct
the disposition of 378,213 shares of common stock.
	Robert E. Killen
	(a)	Robert E. Killen owns 2,000 shares of the Issuer's common stock.
	(b)	Mr. Killen owns 0.03% of shares outstanding.
	(c)	(i)	Mr. Killen has sole power to vote the 2,000 shares.
		(iii)	Mr. Killen has sole power to dispose of 2,000 shares.

Item 5.
	Not applicable.

Item 6.
	Other persons who have the right to receive dividends and the right to the proceeds of a sale of the securities are the clients of The Killen Group, for whom the securities were purchased.

Item 7.
	Not applicable.

Item 8.
	Not applicable.

Item 9.
	Not applicable.

Item 10.
	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above, were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

							Date:  February 9, 2000

							The Killen Group, Inc.


/s/Robert E. Killen				/s/Robert E. Killen
Robert E. Killen					Robert E. Killen
							Chairman & CEO